UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2011

Commission File Number: 000-51310

            XTL Biopharmaceuticals Ltd.
(Translation of registrant’s name into English)

85 Medinat Hayehudim St., Herzliya
Pituach, PO Box 4033,
                  Herzliya 46140, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       ☒            Form 40-F        ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        ☐                    No        ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated June 6, 2011 is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-141529, File No. 333-147024 and File No. 333-153055) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007 , October 30, 2007 and August 15, 2008, respectively, and the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

XTL Biopharmaceuticals (the "Company") Convenes an Annual General Meeting

Attached hereto is an English translation (from Hebrew) of a notice for convening an Annual General Meeting, as submitted on the Tel Aviv Stock Exchange (TASE).

In order to vote, ADR holders should contact BNY Mellon Depositary Receipts at Tel (212) 815 8223.

XTL Biopharmaceuticals Ltd.
("the Company")

June 1, 2011

To	To
The Israel Securities Authority Ltd.	The Tel-Aviv Securities Stock Exchange Ltd.
Through the Magna System	Through the Magna System

Dear Sirs/Mmes.,

Re:           Immediate report on Convening of an Annual General Meeting of the Company's shareholders

The Company is hereby pleased to present an immediate report on the convening of an annual general meeting of the Company's shareholders to be held on July 12, 2011, in accordance with the Israeli Companies Law, 1999 ("the Companies Law"), all as follows:

1.
On July 12, 2011, at 10:00 am, a shareholders' meeting will be held at the offices of the Company's attorneys, Kantor & Co., at 12 Abba Hillel Silver Road, Ramat-Gan, Israel, for the purpose of discussing and approving the following resolutions:

a.	Receipt and discussion of the Company's directors' report and financial statements as of December 31, 2009 and 2010.

b.
Reappointment of the Financial Auditors - the proposed resolution is as follows: to approve the appointment of Kesselman & Kesselman (A member of PricewaterhouseCoopers International Limited) as the Company's financial auditors for 2010 and 2011 and authorizing the Company's board of directors to determine their fee.

c.
Reappointment of Directors - the proposed resolution is as follows: to approve the reappointment of Messrs. Marc Allouche, Amit Yonay and David Grossman as directors in the Company until the next annual meeting. The voting on each of those directors will be done individually.

d.
Amendment of the Company's Articles of Association - it is proposed to amend the Company's Articles of Association such that they will introduce regulations regarding the indemnification and liability insurance of officers in the Company as specified in this section below. The introduction of these proposed regulations is designed to adapt the provisions of the Company's Articles of Association to certain liabilities prescribed by the Law for Improving Enforcement in the Israeli Securities Authority (Legislative Amendments), 2011.

1)	Section 1 to the articles of association will introduce the definition of "administrative proceeding" as follows:

"A proceeding according to chapters H3 (imposition of monetary sanction by the Israeli Securities Authority), H4 (imposition of administrative enforcement procedures by the administrative enforcement committee), or I1 (arrangement for avoiding preconditioned initiation or termination of proceedings) to the Israeli Securities Act, 1969, as amended from time to time".

2)	Section 37.1(d) to the articles of association will be added as follows:

"Monetary liability imposed on the officer(s) for all the injured parties resulting from the violation of the administrative proceeding".

3)	Section 37.1(e) to the articles of association will be added as follows:

"Expenses incurred by an officer in connection with an administrative proceeding held in the officer's case, including reasonable litigation expenses and including attorney's fees".

4)	Section 37.2(c) to the articles of association will be added as follows:

"Monetary liability imposed on the officer(s) for all the injured parties resulting from the violation of the administrative proceeding".

5)	Section 37.2(d) to the articles of association will be added as follows:

"Expenses incurred by an officer(s) in connection with an administrative proceeding held in the officer's case, including reasonable litigation expenses and including attorney's fees".

The proposed resolution: "approving the proposed amendments to the Company's Articles of Association as detailed in paragraphs 1d(1) through 1d(5) above".

e.
Amending the Letters of Indemnification previously granted by the Company to its officers (including directors), who are directors not on behalf of the controlling shareholder - subject to the amendment of the Company's Articles of Association (as defined in section d above), amending the letters of indemnification granted to officers in the Company, including directors and officers who will serve in the Company from time to time ("the officers") to also include a liability for an undertaking in advance to  indemnify for monetary liability imposed on officers to pay the injured parties resulting from the violation of an administrative proceeding (as defined in paragraph d1 above), as well as expenses incurred by the officer in connection with an administrative proceeding held in its case(s), including reasonable litigation expenses and attorney's fees, based on the letter of indemnification.

The proposed resolution: "approving the amendment to the letters of indemnification that had been granted to currently serving officers (including directors) and that will be granted to officers serving in the Company from time to time.

f.	Insurance of Officers (recurring agreement)

Approving a "recurring agreement" effective for a period of three years from September 1, 2011 through August 31, 2014 for the Company's engagement in the ordinary course of business in future insurance policies for covering the liability of directors and officers, as they will be from time to time, including directors and officers who are or might be considered to be controlling shareholders in the Company, all under a term sheet as defined in the exemptions to the regulations.

The Company will be entitled, during the aforesaid period, to purchase a liability D&O policy covering up to US$ 10 million per event and per insurance year. The annual premium paid by the Company shall not exceed US$ 75 thousand plus an amount representing up to 10% of said amount (subject to premium updates that might be required due to offerings, if any, etc.). The Company will be entitled to purchase liability insurance that exceeds US$ 10 million provided that the annual premium paid by the Company shall not be above annual premium amount.

It should be noted that as long as the Company has valid insurance for its directors and officers, the policy will include all of the directors and/or officers that have left the Company by the end of seven years from the date of departure, subject to maintaining the policy terms will not be materially different (not more than 10% difference) from the existing policy terms on the date of departure. If the Company ceases in the future to enter into directors' and officers' liability insurance policies or if the terms of the renewed policy after the date of departure are materially inferior (more than 10% difference) to those in the previous policy prior to the date of departure, the Company will undertake to purchase run-off insurance for the directors and officers for the remaining period of up to seven years from the date of the director's and/or officer's departure and under terms that will not be materially different (not more than 10% difference) from the previous policy prior to the date of departure, at a cost that will not exceed double the ceiling of the cost of an annual premium for the insurance of directors and officers as above.

2.
In the annual general meeting, a legal quorum will constitute the presence of at least two (2) shareholders, by themselves or their representatives, holding together at least 33% of the total voting rights in the Company. If at the elapse of half an hour from the meeting's scheduled time the legal quorum is not found, the meeting will be postponed by one week for the same day, at the same time and venue as scheduled for the original meeting, or for a different date and/or venue as determined by the board of directors in a notice to the shareholders. The postponed meeting will discuss the same agenda as planned for the original meeting. If a legal quorum is not found in the postponed meeting at the elapse of half an hour from the meeting's scheduled time, the two shareholders that are present, by themselves or their representatives, will constitute a legal quorum and the meeting will be entitled to discuss the issues on the agenda.

3.
The date for establishing the shareholders' entitlement to vote in the general meeting, as stated in Section 182(b) to the Companies Law, is Thursday, June 23, 2011 ("the record date"). According to the Israeli Companies Regulations (Proof of Share Ownership for Voting in the General Meeting), 2000, a shareholder that has a share(s) registered in its name at a member of the Stock Exchange whereby that share(s) is included in the shares registered in the Company's Registrar, and is interested in voting in the general meeting, must produce to the Company the Tel Aviv Stock Exchange member's proof of the shareholder's ownership over the share(s) on the record date, as required by said regulations.

4.
The Company's shareholders are entitled to participate and vote in the meeting by themselves or through a legally certified agent. The document certifying the agent to vote ("the letter of appointment") and a power of attorney by virtue of which the letter of appointment was signed (if any) will be deposited with the Company's attorneys at least 48 hours before the meeting begins.

The Israeli Securities Authority's magna distribution site ("magna") and website address where the formats of proxy statements and position statements can be found as they are defined in Section 88 to the Israeli Companies Law are: www.magna.isa.gov.il and www.tase.co.il, respectively. Voting as per the proxy statement will be done on the second part of the proxy statement as published in the magna. A shareholder may contact the Company directly and receive the formats of the proxy statement and position statement(s) (if any). A Stock Exchange member will e-mail a link to the formats of the proxy statement and position statement(s) on the magna, at no charge, to any shareholder that is not registered at the shareholders' registrar and whose shares are registered at that Stock Exchange member, if the shareholder so requests, provided that the notice is given with respect to a specific securities account and prior to the record date. A shareholder whose shares are registered at a Stock Exchange member is entitled to receive the proof of ownership from the Tel Aviv Stock Exchange member through which it holds the shares at the Tel Aviv Stock Exchange member's branch or via post office to the shareholder's address in return for a delivery fee only, if so requested. A request in this respect will be provided in advance for a specific securities account. The proxy statement must be provided to the Company's attorneys to said address so that the proxy statement reaches the Company's attorneys' office not fewer than 72 hours before the date of convening the meeting. The last date for producing a position statement(s) to the Company is up to ten days after the record date ("the last date for delivering position statements"), namely Sunday, July 3, 2011 and the last date for producing the Board's response to the position statements is five days from the last date for delivering position statements, namely Friday, July 8, 2011.

5.
One or more shareholders that hold shares at a rate representing 5% or more of the total voting rights in the Company and anyone who holds such rate out of the total voting rights that are not held by the controlling shareholder in the Company, as defined in Section 286 to the Israeli Companies Law, may review the proxy statements as detailed in Regulation 10 to the Israeli Companies Regulations (Proxy Statements and Position Statements), 2005.

6.
The required majority in the annual general meeting and in a postponed annual meeting (if any) for approving the resolutions specified in paragraph 1(a)-1(f) above is a regular majority of the total votes of shareholders attending the annual general meeting that are entitled to vote and have voted therein.

7.	The documents pertaining to this report may be reviewed at the Company's offices at 85 Medinat Hayehudim Street, Herzliya, during regular office hours and by making an appointment at 972-9-9557080.

8.
The Company's representatives for handling this report are Mr. Ronen Kantor, Adv. and/or Mr. Ron Soulema, Adv. of Kantor & Co. Law Offices at 12 Abba Hillel Silver Road, 8th Floor, Ramat-Gan, Tel: 972-3-6133371.

Yours truly,

XTL Biopharmaceuticals Ltd.

Contact:
Investor Relations, XTL Biopharmaceuticals Ltd.
Tel: +972 9 955 7080, Email: ir@xtlbio.com

Cautionary Statement
Some of the statements included in this Form 6-K may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: June 6, 2011	By:	/s/ David Grossman
David Grossman
Chief Executive Officer